恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

082-01561

Our Ref.: HASE/TL/HL/05342

28th March, 2008




08001734

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose for your information a copy of the Company's Interim Results Announcement for the six months ended 31st December, 2007, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com



HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

2007/2008 INTERIM RESULTS ANNOUNCEMENT

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31 December 2007, the unaudited Group profit attributable to equity Shareholders amounted to HK$9,188 million, representing an increase of HK$5,395 million or 142% over HK$3,793 million for the same period of the last financial year. Earnings per share were HK$4.69 (2006: HK$2.06).

The underlying profit for the period under review, excluding the revaluation surplus of investment properties, was HK$3,758 million, or an increase of HK$1,331 million or 55% over HK$2,427 million for the same period in the last financial year. Based on the underlying profit, the earnings per share were HK$1.92 (2006: HK$1.32).

The Board has resolved to pay an interim dividend of HK$0.40 per share (2006: HK$0.40 per share) to Shareholders whose names appear on the Register of Members of the Company on 23 April 2008.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 21 April 2008 to Wednesday, 23 April 2008, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Friday, 18 April 2008. Warrants for the interim dividend will be sent to Shareholders on or before Friday, 25 April 2008.

Consolidated Profit and Loss Account – unaudited

	Note	For the six months ended 31 December 2007 HK$ million	2006 HK$ million
Turnover	3	**8,409**	4,525
Direct costs		**(4,518)**	(1,847)
		3,891	2,678
Other revenue	4	**153**	158
Other net income/(loss)	4	**119**	(11)
Other operating income/(expenses), net	5	**93**	(223)
Selling and marketing expenses		**(587)**	(357)
Administrative expenses		**(616)**	(470)
Profit from operations before changes in fair value of investment properties		**3,053**	1,775
Increase in fair value of investment properties	6	**4,153**	752
Profit from operations after changes in fair value of investment properties		**7,206**	2,527
Finance costs	7(a)	**(269)**	(295)
		6,937	2,232
Share of profits less losses of associates		**1,934**	1,620
Share of profits less losses of jointly controlled entities		**2,198**	1,332
Profit before taxation	7	**11,069**	5,184
Income tax	8	**(1,181)**	(381)
Profit for the period		**9,888**	4,803
Attributable to:			
Equity shareholders of the Company		**9,188**	3,793
Minority interests		**700**	1,010
Profit for the period		**9,888**	4,803
Interim dividend declared after the interim period end	9(a)	**859**	777
Earnings per share – basic and diluted	10(a)	**HK$4.69**	HK$2.06
Adjusted earnings per share	*10(b)*	***HK$1.92***	*HK$1.32*

Consolidated balance sheet

	Note	At 31 December 2007 (unaudited) HK$ million	At 30 June 2007 (audited) HK$ million
Non-current assets			
Fixed assets		**55,396**	52,831
Toll highway operation rights		**180**	179
Interests in leasehold land held for own use under operating leases		**1,024**	1,034
Interest in associates	11	**33,546**	20,536
Interest in jointly controlled entities		**12,843**	11,168
Derivative financial instruments		**300**	-
Other financial assets		**2,537**	2,090
Deferred tax assets		**109**	109
		105,935	87,947
Current assets			
Deposits for acquisition of properties		**5,359**	2,035
Inventories		**32,648**	29,383
Trade and other receivables	12	**8,371**	3,525
Cash held by stakeholders		**250**	67
Cash and cash equivalents		**12,098**	9,520
		58,726	44,530
Assets classified as held for sale		**-**	420
		58,726	44,950
Current liabilities			
Trade and other payables	13	**5,481**	4,397
Bank loans and overdrafts		**2,956**	3,007
Current taxation		**809**	737
		9,246	8,141
Liabilities associated with assets classified as held for sale		**-**	1
		9,246	8,142
Net current assets		**49,480**	36,808
Total assets less current liabilities		**155,415**	124,755

Consolidated balance sheet (cont'd)

	Note	At 31 December 2007 (unaudited) HK$ million	At 30 June 2007 (audited) HK$ million
Non-current liabilities			
Bank loans		**23,109**	15,263
Guaranteed notes		**3,313**	-
Amount due to a fellow subsidiary		**2,489**	2,447
Derivative financial instruments		**303**	-
Deferred tax liabilities		**7,331**	6,301
		36,545	24,011
NET ASSETS		**118,870**	100,744
CAPITAL AND RESERVES			
Share capital		**4,294**	3,886
Reserves		**110,578**	88,333
Total equity attributable to equity shareholders of the Company		**114,872**	92,219
Minority interests		**3,998**	8,525
TOTAL EQUITY		**118,870**	100,744

1 Basis of preparation

These condensed interim financial statements have been prepared in accordance with (a) the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (b) the same accounting policies as those adopted in the 2007 annual accounts, and comply with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They were authorised for issuance on 27 March 2008.

The preparation of the condensed interim financial statements in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These condensed interim financial statements contain condensed consolidated accounts and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2007 annual accounts.

The financial information relating to the financial year ended 30 June 2007 that is included in the condensed interim financial statements as being previously reported information does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 30 June 2007 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 17 September 2007.

2 Significant accounting policies

HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included HKASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The Group so far has concluded that the adoption of these new and revised HKFRSs, to the extent that they are relevant to the Group and which are expected to be reflected in the 2008 annual accounts, would not have a significant impact on the Group's results of operations and financial position, except for the adoption of the amendment to HKAS 1 "Presentation of financial statements: Capital disclosures" and HKFRS 7 "Financial instruments: Disclosures" which require additional disclosures to be made in the 2008 annual accounts.

The Group is in the process of making an assessment of what the impact of amendments, new standards and interpretations, which are not yet effective for the annual accounting period ending 30 June 2008 and which have not been adopted in these condensed interim financial statements, is expected to be in the period of initial application. So far it has concluded that the adoption of HKFRS 8 "Operating segments" may result in new or amended disclosures in the accounts. In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group's results of operations or financial position.

3 **Segmental information**

An analysis of the Group's revenue and results by business segment during the period is as follows:

Business segments:

The Group comprises the following main business segments:

Property development	:	development and sale of properties
Property leasing	:	leasing of properties
Construction	:	construction of building works
Infrastructure	:	investment in infrastructure projects
Hotel operation	:	hotel operations and management
Others	:	provision of finance, department store operations, investment holding, project management, property management, agency services, provision of cleaning and security guard services

3 Segmental information (cont'd)
Business segments: (cont'd)
For the six months ended 31 December 2007

	Property development (note i) HK$ million	Property leasing HK$ million	Construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Turnover	6,253	1,291	114	129	104	518	-	8,409
Other revenue (excluding bank interest income)	-	3	1	-	-	21	-	25
External revenue	6,253	1,294	115	129	104	539	-	8,434
Inter-segment revenue	-	90	1,276	-	-	29	(1,395)	-
Total revenue	6,253	1,384	1,391	129	104	568	(1,395)	8,434
Segment results	1,997	875	61	88	35	194		3,250
Inter-segment transactions	24	(21)	(67)	-	-	(7)		(71)
Contribution from operations	2,021	854	(6)	88	35	187		3,179
Bank interest income								128
Provision on inventories	(18)	-	-	-	-	-		(18)
Unallocated operating expenses net of income								(236)
Profit from operations								3,053
Increase in fair value of investment properties								4,153
Finance costs								(269)
								6,937
Share of profits less losses of associates (note ii)								1,934
Share of profits less losses of jointly controlled entities (note iii)								2,198
Profit before taxation								11,069
Income tax								(1,181)
Profit for the period								9,888

3 Segmental information (cont'd)

Business segments: (cont'd)

For the six months ended 31 December 2006

	Property development (note i) HK$ million	Property leasing HK$ million	Construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Turnover	2,715	1,220	78	73	73	366	-	4,525
Other revenue (excluding bank interest income)	-	4	1	-	1	21	-	27
External revenue	2,715	1,224	79	73	74	387	-	4,552
Inter-segment revenue	-	53	179	-	-	13	(245)	-
Total revenue	2,715	1,277	258	73	74	400	(245)	4,552
Segment results	1,130	785	64	43	30	78		2,130
Inter-segment transactions	25	(12)	(31)	-	(1)	(1)		(20)
Contribution from operations	1,155	773	33	43	29	77		2,110
Bank interest income								131
Provision on inventories	(4)	-	-	-	-	-		(4)
Unallocated operating expenses net of income								(462)
Profit from operations								1,775
Increase in fair value of investment properties								752
Finance costs								(295)
								2,232
Share of profits less losses of associates (note ii)								1,620
Share of profits less losses of jointly controlled entities (note iii)								1,332
Profit before taxation								5,184
Income tax								(381)
Profit for the period								4,803

3 Segmental information (cont'd)

Geographical segments:

	Hong Kong HK$ million	Mainland China HK$ million	Consolidated HK$ million
For the six months ended 31 December 2007			
Turnover	**8,010**	**399**	**8,409**
Other revenue (excluding bank interest income)	**17**	**8**	**25**
External revenue	**8,027**	**407**	**8,434**
For the six months ended 31 December 2006			
Turnover	4,358	167	4,525
Other revenue (excluding bank interest income)	22	5	27
External revenue	4,380	172	4,552

Notes :

(i) Included in the turnover of property development segment is an amount of HK$927 million (2006: HK$909 million) relating to the Group's share of sales proceeds from its interest in a property project jointly developed by the Group and an associate.

(ii) Included in the Group's share of profits less losses of associates during the period is an amount of HK$1,001 million (2006: HK$739 million) contributed from the property development segment, and an amount of HK$593 million (2006: HK$382 million) contributed from the property leasing segment (taking into account the changes in fair value of investment properties (net of deferred taxation) during the period of HK$474 million (2006: HK$267 million)).

(iii) Included in the Group's share of profits less losses of jointly controlled entities during the period is an amount of HK$381 million (2006: HK$139 million) contributed from the property development segment, and an amount of HK$1,738 million (2006: HK$1,119 million) contributed from the property leasing segment (taking into account the changes in fair value of investment properties (net of deferred taxation) during the period of HK$1,617 million (2006: HK$879 million)).

4 Other revenue and other net income/(loss)

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Other revenue		
Bank interest income	**128**	131
Other interest income	**6**	12
Others	**19**	15
	153	158
Other net income/(loss)		
Net profit on disposal of fixed assets (note)	**79**	-
Net foreign exchange gain	**42**	8
Gain/(loss) on sale of listed investments	**1**	(2)
Net fair value loss on derivative financial instruments	**(3)**	-
Fixed assets written off	**-**	(17)
	119	(11)

Note:

During the six months ended 31 December 2007, the Group entered into sale and purchase agreements with certain parties for the sale of its property interests with the aggregate consideration of approximately HK$1,261 million, which resulted in an aggregate net profit on disposal of approximately HK$78 million.

5 Other operating income/(expenses), net

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Net gain/(loss) on disposal of subsidiaries (note (i))	**144**	(104)
Government rent (note (ii))	**-**	(78)
Provision on inventories	**(18)**	(4)
Reversal of impairment loss for bad and doubtful debts	**15**	1
Others	**(48)**	(38)
	93	(223)

Notes:

(i) During the six months ended 31 December 2007, the Group sold two subsidiaries which are engaged in property leasing for an aggregate consideration of HK$362 million. This resulted in a net gain on disposal of HK$123 million.

During the six months ended 31 December 2006, the Group entered into sale and purchase agreements with Sunlight Real Estate Investment Trust ("Sunlight REIT") for the sale of the shares in its certain property companies and the shareholders' loans owing by such companies. The aggregate consideration of the disposal was approximately HK$1,099 million and this had given rise to a net loss on disposal of approximately HK$104 million.

(ii) Since 1997, the Group received rent demand notes from the Government of The Hong Kong Special Administrative Region in respect of the Group's certain sites under development in prior years. The Group objected the demand for government rent payment and obtained a hold-over order on the government rent payment issued by the Rating and Valuation Department. In October 2006, the hold-over order was withdrawn and the Group paid government rent totaling HK$78 million in this regard.

6 Increase in fair value of investment properties

The Group's investment properties were revalued as at 31 December 2007 by an independent firm of professional surveyors, DTZ, who have among their staff Fellows of The Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued, on a market value basis in their existing states by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

7 Profit before taxation

The consolidated profit before taxation for the period is arrived at after charging / (crediting):

		For the six months ended 31 December	
		2007	2006
		HK$ million	HK$ million
(a)	**Finance costs:**		
	Bank interest	**431**	474
	Interest on loans repayable within five years	**46**	60
	Interest on loans repayable after five years	**75**	-
	Other borrowing costs	**22**	17
		574	551
	Less: Amount capitalised *	**(305)**	(256)
		269	295
(b)	**Staff costs:**		
	Contributions to defined contribution retirement plans	**22**	20
	Salaries, wages and other benefits	**644**	511
		666	531

* The borrowing costs have been capitalised at rates ranging from 4.73% to 5.67% (2006: from 4.33% to 4.57%) per annum.

7 **Profit before taxation (cont'd)**

The consolidated profit before taxation for the period is arrived at after charging / (crediting): (cont'd)

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
(c) Other items:		
Depreciation	**63**	47
Less: Amount capitalised	**(1)**	-
	62	47
Amortisation of land lease premium	**10**	2
Amortisation of toll highway operation rights	**5**	5
Cost of sales		
- completed properties for sale (note)	**3,699**	1,170
- trading stocks	**100**	84
Dividend income from investments		
- listed	**(12)**	(3)
- unlisted	**(7)**	(2)

Note: The amounts include the cost of properties sold in connection with the property project jointly developed by the Group and the associate as disclosed in note 3.

8 Income tax

Income tax in the consolidated profit and loss account represents:

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Current tax		
Provision for Hong Kong Profits Tax	**350**	121
Provision for taxation outside Hong Kong	**88**	13
Deferred tax		
Origination and reversal of temporary differences	**743**	247
	1,181	381

Provision for Hong Kong Profits Tax has been made at 17.5% (2006: 17.5%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant tax jurisdictions during the period.

Deferred tax charged to the consolidated profit and loss account mainly arises from the taxable temporary differences relating to the increase in fair value of the Group's investment properties during the period.

9 Dividends

(a) Dividend attributable to the interim period :

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Interim dividend declared after the interim period end of HK$0.4 per share (2006: HK$0.4 per share)	**859**	777

(b) Dividend attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Final dividend in respect of the previous financial year, approved and paid during the following interim period, of HK$0.7 per share (2006: HK$0.65 per share)	**1,360**	1,263

10 Earnings per share – basic and diluted

(a) The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$9,188 million (2006: HK$3,793 million) and on the weighted average number of 1,959 million ordinary shares (2006: 1,842 million ordinary shares) in issue during the period. There were no dilutive potential shares in existence during the six months ended 31 December 2006 and 2007, therefore diluted earnings per share are the same as basic earnings per share for both the current and prior periods.

(b) The calculation of adjusted earnings per share is based on the profit attributable to equity shareholders of the Company and adjusted as follows:

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Profit attributable to equity shareholders of the Company	**9,188**	3,793
Effect of changes in fair value of investment properties	**(4,153)**	(752)
Effect of deferred taxation on changes in fair value of investment properties	**666**	123
Effect of share of changes in fair value of investment properties (net of deferred taxation) of:		
- associates	**(474)**	(267)
- jointly controlled entities	**(1,617)**	(879)
Effect of share of minority interests	**148**	409
Adjusted earnings for calculation of earnings per share	**3,758**	2,427
Adjusted earnings per share	**HK$1.92**	HK$1.32

11 Interest in associates

Included in interest in associates as at 31 December 2007 was a goodwill of HK$10,727 million arising from the Company's acquisition of an aggregate of 2,366,934,097 shares of The Hong Kong and China Gas Company Limited ("HKCG"), representing approximately 39.06% of the total issued share capital of HKCG, from Henderson Investment Limited ("HIL"), a subsidiary of the Company, pursuant to an agreement dated 2 October 2007 (as supplemented by a supplemental agreement dated 7 November 2007) entered into between the Company and HIL.

12 Trade and other receivables

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Instalments receivable	**4,688**	1,352
Debtors, prepayments and deposits	**2,880**	1,722
Gross amount due from customers for contract work	**27**	40
Amounts due from associates	**758**	364
Amounts due from jointly controlled entities	**18**	47
	8,371	3,525

(i) Included in trade and other receivables are trade debtors (net of impairment losses for bad and doubtful debts) with the following ageing analysis as of the balance sheet date:

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Current or under 1 month overdue	**4,812**	1,530
More than 1 month overdue and up to 3 months overdue	**122**	79
More than 3 months overdue and up to 6 months overdue	**107**	82
More than 6 months overdue	**385**	270
	5,426	1,961

(ii) For instalments receivable from sale of properties, collateral is usually obtained. Regular review and follow-up actions are carried out on overdue amounts to minimise the exposure to credit risk. In respect of rental income from leasing properties, monthly rents are received in advance and sufficient rental deposits are held to cover potential exposure to credit risk. For other trade receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. As such, the Group does not obtain collateral from its customers. An ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with these receivables. Adequate impairment losses have been made for estimated irrecoverable amounts.

13 Trade and other payables

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Creditors and accrued expenses	**2,924**	2,249
Rental and other deposits	**542**	500
Forward sales deposits received	**1,830**	1,328
Amounts due to associates	**23**	108
Amounts due to jointly controlled entities	**162**	212
	5,481	4,397

Included in trade and other payables are trade creditors with the following ageing analysis as of the balance sheet date:

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Due within 1 month and on demand	**497**	450
Due after 1 month but within 3 months	**529**	273
Due after 3 months but within 6 months	**121**	67
Due after 6 months	**956**	649
	2,103	1,439

14 Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

15 Review of results

The condensed interim financial statements are unaudited and have been reviewed with no disagreement by the Audit Committee of the Company.

Review of Interim Results

The unaudited interim results for the six months ended 31 December 2007 have been reviewed by the auditors of the Company, KPMG in accordance with Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants.

Purchase, Sale or Redemption of the Company's Listed Securities

Except for such shares issued pursuant to the Share Entitlement Note, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the period under review.

Audit Committee

The Audit Committee met in March 2008 and reviewed the systems of internal control and compliance and the interim report for the six months ended 31 December 2007.

Code on Corporate Governance Practices

During the six months ended 31 December 2007, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company have not been segregated under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirms that all Directors have complied with the required standards as set out in the Model Code.

BUSINESS REVIEW

Property Sales

Driven by consecutive interest rate cuts, rising household income, significant improvement in the unemployment rate, and the influx of mainland buyers, the property market in Hong Kong was on an upsurge during the period under review. Riding on the positive market sentiment, the Group re-launched some luxurious developments such as The Beverly Hills (Phase 1) and King's Park Hill, as well as the large-scale residential projects such as Grand Waterfront, Grand Promenade and The Sherwood, so as to cater to a wide clientele. For the six months ended 31 December 2007, the Group sold more than 1,700 residential units in Hong Kong, generating attributable sales revenue of HK$7,532 million, a marked increase when compared with HK$3,970 million for the same period of the last financial year.

The sale of non-residential projects in Hong Kong was also encouraging. Launched in August 2007, Midas Plaza was completely sold out within this period on account of its unparalleled location and facilities. Together with the sale of other industrial/office properties, a total of approximately 240,000 square feet of quality space was sold during the period, generating attributable sales revenue of HK$642 million.

Taking into account the Group's share of profit contributions from associates and jointly controlled entities, the total profit contribution of the property development in Hong Kong to the Group during the period amounted to HK$3,672 million, representing an increase of 66% over the same period of the previous year.

In addition, The Sparkle was launched for pre-sale in November 2007, meeting with overwhelming response with 266 units or 67% out of a total of 400 residential units sold within two months up to the end of the period. This metro resort residence is scheduled to be completed in the third quarter of 2008. For The Beverly Hills (Phase 3) which is due for completion in October 2008, two houses had been sold through private sale by the period end though it was not yet formally launched for pre-sale.

The following development projects were completed during the period:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use Purpose	Group's interest (%)	Attributable gross floor area (sq.ft.)
1.	Midas Plaza, 1 Tai Yau Street, San Po Kong	15,393	189,383	Industrial	70.00	132,568
2.	Kwun Tong 223, Wai Yip Street, Kwun Tong	91,042	1,092,502	Commercial/ Office	88.50	966,864
3.	Phase 2, Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781 (Note)	17,643	Residential	100.00	17,643
					Total:	1,117,075

Note: The total site area for the whole Phase 1 and Phase 2 of this project is 78,781 square feet. Phase 1 of this project was completed in the last financial year.

Located in a traditional business hub with virtually no newly-built industrial/office developments for years, Midas Plaza was completed in time to capture the huge pent-up demand for quality space in the district. Kwun Tong 223 on the urban waterfront, featuring the latest technology and modern facilities, is set to be one of the top-quality office developments in Kowloon East. Leasing enquiries from multinational companies and professional firms have been encouraging. The residential project in Tong Yan San Tsuen, which was developed over two phases into 11 low-density residential blocks and two luxurious detached houses with a total gross floor area of approximately 78,781 square feet, will be launched for sale shortly.

At the end of the period, the Group had over 1,400 residential units available for sale mainly from the following major property development projects:

(1) Major development projects offered for sale:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use Purpose	Group's interest (%)	No. of residential units unsold & pending sale as at period end	Gross area of remaining unsold residential units (sq.ft.)
(A) Completed development projects offered for sale:						
1. Casa Marina I 28 Lo Fai Road, Tai Po	283,200	226,561	Residential	100.00	48	164,667
2. Casa Marina II 1 Lo Ping Road, Tai Po	228,154	182,545	Residential	100.00	48	145,849
3. King's Park Hill 1-98 King's Park Hill Road	168,392	241,113	Residential	67.58	1	4,268
4. Royal Terrace 933 King's Road	16,744	138,373	Commercial/ Residential	100.00	4	7,504
5. Grand Promenade 38 Tai Hong Street, Sai Wan Ho	131,321	1,410,629	Residential	69.53	64	70,589
6. Royal Green 18 Ching Hiu Road Sheung Shui	97,133	485,620	Residential	45.00	7	6,099
7. CentreStage 108 Hollywood Road	26,903	276,971	Commercial/ Residential	100.00	9	16,200
8. Grand Waterfront 38 San Ma Tau Street To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 55.51 Commercial: 39.06	41	50,789
9. The Sherwood 8 Fuk Hang Tsuen Road Tuen Mun	396,434	836,868	Commercial/ Residential	100.00	171	114,741
10. The Beverly Hills - Phases 1 and 2 23 Sam Mun Tsai Road, Tai Po	982,376 (Note 1)	1,165,240 (Note 1)	Residential	90.10	126 (Note 2)	413,454 (Note 2)
(B) Project under construction offered for pre-sale:						
11. The Sparkle 500 Tung Chau Street Cheung Sha Wan	35,629	320,659	Commercial/ Residential	100.00	134	113,551
				Sub-total:	**653**	**1,107,711**
				Gross area attributable to the Group:		**1,017,936**

(2) Projects pending sale or pre-sale:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use Purpose	Group's interest (%)	Residential No. of units	Residential Gross area (sq.ft.)
1. The Beverly Hills - Phase 3 23 Sam Mun Tsai Road, Tai Po	982,376 (Note 1)	1,165,240 (Note 1)	Residential	90.10	161 (Note 3)	430,408 (Note 3)
2. Fanling Sheung Shui Town Lot 231, Sheung Shui	45,779	228,888	Residential	100.00	362	228,888
3. 33 Lai Chi Kok Road Mong Kok	9,600	84,156	Commercial/ Residential	100.00	107	68,284
4. Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781	78,781	Residential	100.00	60	78,781
5. Fanling Sheung Shui Town Lot 76, Fanling	42,884	34,000	Residential	100.00	54	34,000
6. 11-12 Headland Road, Island South	43,492	32,619	Residential	44.42	4	32,619
				Sub-total:	**748**	**872,980**
				Gross area attributable to the Group:		**812,240**
				Total saleable residential units and total residential gross area from the major development projects:	**1,401**	**1,980,691**
				Total gross area attributable to the Group:		**1,830,176**

Note 1: The total site area and the total gross floor area for the whole project of The Beverly Hills are 982,376 and 1,165,240 square feet respectively.

Note 2: In addition, there are 39 houses in Phases 1 and 2 of The Beverly Hills held for investment purpose.

Note 3: 25% of Phase 3 of The Beverly Hills was formerly planned for investment purpose. In response to market demand, the entire project would be put up for sale, of which two houses had been sold through private sale by the period end.

Land Bank

At 31 December 2007, the Group had a land bank in Hong Kong with a total attributable gross floor area of approximately 18.4 million square feet, made up as follows: 7.0 million square feet of properties held for or under development, 1.1 million square feet of stock of unsold property units, 9.3 million square feet of completed investment properties, and 1.0 million square feet of hotel properties. In addition, the Group held rentable car parking spaces with a total area of around 2.6 million square feet.

The Group remained active in the acquisition of agricultural land with high development potential. With the addition of about 1.7 million square feet of agriculture land in site area during the period, the Group's agricultural land reserve has increased to approximately 33.4 million square feet, which is the largest holding among all property developers in Hong Kong.

During the period, satisfactory progress was made in land-use conversion for two agricultural land sites. For the site in Wu Kai Sha, Sha Tin, the basic terms for land exchange have been finalized with the Government. This site is expected to provide a total developable gross floor area of approximately 3.0 million square feet upon completion, of which 53.75% or about 1.6 million square feet is attributable to the Group. For the site at Tai Tong Road, Yuen Long, the basic terms for land exchange have been finalized with the Government. This site is expected to provide approximately 1.4 million square feet in gross floor area, of which 79.03% or approximately 1.1

million square feet is attributable to the Group. The land-use conversion for these two sites will be completed upon finalization of the land premium with the Government.

Fanling/Kwu Tung North and Hung Shui Kiu were both designated by the Government as New Development Areas in the Chief Executive's Policy Address and the Hong Kong 2030 Study in October 2007. In each of these two areas, the Group held approximately 2.6 million square feet and 2.3 million square feet of agricultural land lots respectively. The Group will actively work in line with their development plans so as to broaden the source of development sites. Meanwhile, the Group will continue its efforts in land-use conversion of other agricultural land lots so as to provide a steady pipeline of development sites in future years.

Town Planning Board has just completed the review on the Yau Tong Bay "Comprehensive Development Area" zone. After amendment of the Outline Zoning Plan by Town Planning Board, the Group will proceed with the redevelopment of the old shipyard sites at Yau Tong Bay. It is expected that the project will provide a total developable gross floor area of approximately 5.35 million square feet, of which about 800,000 square feet is attributable to the Group.

Investment Properties

During the period under review, the Group's attributable gross rental income generated from the investment properties in Hong Kong owned by the Group's subsidiaries, associates and jointly controlled entities, increased by 10% to HK$1,760 million, while the total net rental income contribution increased by 12% to HK$1,240 million. At the period end, leasing rate remained high at 94% for the Group's core rental properties. During the period, 12.3% out of the total number of tenancies, representing gross floor area of about 600,000 square feet, was subject to renewal and the resulting higher rent for renewals and new leases led to this remarkable rental growth.

The robust consumer confidence and the rising inbound visitor arrivals prompted many retailers to expedite their expansion plans, exerting upward pressure on the rental for prime retail space during the period. IFC Mall, which is home to many of the world's most respected luxury brands, is almost fully let. The Group's other large-scale shopping centres, which are mostly located in the populous new towns, also performed well with Metro City Phase III, Shatin Plaza and Citimall almost fully occupied at the end of the period.

Refurbishment and improvement works are regularly made to ensure a fresh look to the Group's investment properties and to enhance their long-term values. Both Metro City Phase II and Kowloon Building were undergoing a face-lift during the period, with the entire upgrade to be completed in 2008. For the Trend Plaza in Tuen Mun, the conversion of its cinema to retail use is under way, with almost all of its additional 20,000-square-foot retail space pre-leased or under active negotiation. Renovation works for Sunshine City Plaza, Citimall and City Landmark I are also in the pipeline.

On the back of persistent demand growth driven by business expansion, the office leasing market remained robust. The International Finance Centre at Central, the most prestigious office complex in town, recorded a much stronger-than-expected rental performance. AIA Tower, one of the Group's Grade-A office building in the bustling Island East, also performed well with nearly 100% rental growth on renewal. Kwun Tong 223, which was just completed in December 2007, provides a perfect solution for companies looking for additional space to expand their businesses. With over 1.0 million square feet of Grade-A office space commanding sweeping harbour views, Kwun Tong 223 attracts enormous interest from potential tenants. A big-4 accounting firm has recently committed to become one of its anchor tenants, and will occupy an area of up to about 100,000 square feet in this distinctive landmark building.

Continuing business expansion, particularly from the banking and financial sectors, lent support to the luxury residential leasing market as well. The serviced suite hotel at Four Seasons Place, located at the heart of the financial hub and re-defining the standard of luxury living and personalised services, continued to record high occupancy and room rates. Eva Court in Mid-Levels commanded a 30% rise in rental for renewal and new letting. Being the only premier hotel in Kwun Tong, Newton Place Hotel has quickly established itself as the preferred destination for both business and leisure travellers in this commercial hub since it opened for business in July 2007. During the period, satisfactory room revenue against a high occupancy rate was recorded. The other three Newton hotels owned by the Group, namely, Newton Hotel Hong Kong, Newton Hotel Kowloon and Newton Inn North Point, have all achieved increased room revenue against a higher average room rate with a stable occupancy of over 86%.

Over the years, the Group has been optimizing its investment property mix. With the addition of a Grade-A landmark office building, namely, Kwun Tong 223, the Group had approximately 9.3 million square feet of attributable gross floor area of completed investment properties at 31 December 2007. Of this portfolio, commercial development and office developments accounted for 48% and 37% respectively, whilst residential development and industrial/office developments accounted for 7% and 8% respectively. In addition, the Group has a total of 1.0 million square feet of hotel properties.

Construction and Property Management

The Group's devotion to quality starts in the planning and construction stage and carries on after completion and sale, fulfilling its pledge of providing the finest products and services to customers.

During the period, the Group's construction division completed many quality projects, including Kwun Tong 223, Midas Plaza and the residential project in Tong Yan San Tsuen, in addition to a number of renovations and upgrading works for its shopping centres.

The Group's reputation as a leading property developer was reinforced when many of its developments were highly praised for their user-friendly design and skilled workmanship in a quality inspection conducted by a local media organization. Moreover, the accident rate for the Group's construction activities was at a record low and well below the industry average, whilst the "Outstanding Waste Management Performance Grand Award" and "Considerate Contractors Site Award" were also received in recognition of its green initiatives. As such, many executives of the Group have been invited to give lectures or to hold senior positions in various advisory councils and committees, sharing their experience and expressing their views in shaping the future of the industry.

The Group's member property management companies, Hang Yick and Well Born, followed the same customer-oriented approach to service and earned numerous accolades during the period, including the Q-Mark Service Scheme certification and a Customer Relationship Excellence award for Customer Satisfaction Quality System. Their success in promoting the source separation of domestic waste in various housing estates under their management also won wide recognition.

On community service, they also stayed at the forefront of the industry and their staff members have been praised over the years for offering the highest voluntary service hours. All these helped them to build brands well recognized in the market, gaining wide support and trust from the public. Hence, they received the "Certificate Award for the Best Brand Enterprise" from the Hong Kong Productivity Council.

A well-established brand name sharpens the competitiveness in a new market. The Group will extend its experience in providing reputable after-sale property management services to its customers in mainland China. In this light, a professional team has been assigned to oversee the handover arrangement of Hengli Bayview, a new property development in Guangzhou.

Business in Mainland China

Capitalizing on opportunities presented by strong economic growth in mainland China, the Group has increased its mainland investments substantially. At 31 December 2007, the development land bank grew to 45.2 million square feet in site area, which would provide for the Group an aggregate developable gross floor area of 116.3 million square feet, of which around 80% is earmarked for residential development for sale.

Property under development or held for future development

	Group's share of developable gross floor area* (million square feet)
Beijing	2.1
Shanghai	2.3
Guangzhou	17.4
Chongqing	6.9
Changsha	12.7
Shenyang	21.2
Xian	21.0
Nanjing	0.8
Suzhou	17.0
Yixing	9.7
Xuzhou	5.2
Total:	**116.3**

** Excluding basement areas and carparks*

Usage of development land bank

	Developable gross floor area (million square feet)	Percentage
Residential	89.9	77.3
Office	12.8	11.0
Commercial	12.4	10.7
Other (including clubhouse, school and community facility)	1.2	1.0
Total :	**116.3**	**100%**

The Group's two-pronged strategy in mainland China covers both prime cities and second-tier cities. In the prime cities, the Group targets those prime sites with heavy pedestrian flow and easy access for development into large-scale complexes of exceptional design and quality. In the second-tier cities, which are mostly provincial capitals or municipalities with a preponderance of the middle class, the Group focuses on developing large-scale developments so as to achieve an efficient use of land as well as long-term appreciation in property value. In each of these two areas, this strategy was taking hold during the period under review.

Business development in prime cities

In the metropolitan of Shanghai, a project located at Lot No. 155 Nanjing Road East with an approved gross floor area of approximately 730,000 square feet was acquired by the Group in August 2007 at HK$1,357 million, or accommodation value of around HK$1,860 per square foot. This prime site will be developed into a 17-storey Grade A office building over five levels of commercial podium, with its façade designed by the world-renowned Tange Associates. Construction for its 4-level basement, which will house an interchange for two major subway lines, is now underway. Together with the project at 688 Nanjing Road West whose quartz-like façade is also designed by Tange Associates, as well as the development projects located at 130-2 Tianmu Road West and 147 Tianmu Road West, there will be in aggregate approximately 1,700,000 square feet of prime office space, 500,000 square feet of retail area and 700,000 square feet of car parking space. All of these four properties will be held for rental purpose upon their completion by around 2009 to 2010, in time for capitalizing on the opportunities offered by World Expo 2010 in Shanghai. International property consultants have been appointed and marketing campaign for this portfolio of quality properties will begin in due course.

For the development projects in other prime cities, significant strides have been made as well. World Financial Centre, an international Grade-A office complex in the Chao Yang Central Business District of Beijing with the world-renowned Cesar Pelli as its design architect, is earmarked to be completed before the Opening of the 2008 Beijing Olympics. Leasing interests from multinational corporations, financial services and professional groups are vigorous. Hengli Bayview, one of the most sought after residences in Guangzhou with approximately 88% of its residential gross floor area already pre-sold as at 31 December 2007, was completed in February 2008. Commanding panoramic view over landscaped garden and Pearl River, Hengli Bayview is one of the price leaders in the local market with average price for the apartment reaching a staggering RMB1,000 per square foot (equivalent to RMB11,000 per square metre) for its latest phase of development.

The Group's completed investment property portfolio in mainland China consisted mainly of landmark projects in Beijing, Shanghai and Guangzhou. In August 2007, the Group increased its stake in some of the rental properties, expanding such portfolio to 3.1 million square feet at the end of the period under review. Leasing performance for these projects remained satisfactory and the Group's attributable gross rental income grew by 43% to HK$126 million during the period under review. Grand Gateway Office Tower II in Shanghai, for instance, was 97% let with close to 30% rental increase on lease renewal, whereas Hengbao Plaza in Guangzhou recorded a 38% year-on-year growth for its rentals against a higher leasing rate of 82% at the end of the period.

Business development in second-tier cities

In July 2007, a commercial land lot of about 1,200,000 square feet in Xiangcheng District of Suzhou, Jiangsu Province, was bought for about RMB669 million, whilst its adjacent commercial land lots totalling about 400,000 square feet were also added to the Group's land bank in December 2007 at a consideration of about RMB153 million. With an aggregate gross floor area of above 10,000,000 square feet, these two newly acquired sites would be jointly developed with their neighbouring 3,200,000-square-foot residential land lot, which the Group acquired in the previous financial year with a planned gross floor area of about 6,800,000 square feet, into a large-scale self-contained community. Just off the city's main trunk roads and subway system, which are either under construction or planning, the whole project calls for a contemporary water-themed planning design and Aedas Limited, one of the world's largest architectural practices, has been appointed as the design architect for its residential development. Construction of the first batch of about 1,000 luxury residences with a gross floor area of close to 1,000,000 square feet will commence by the

fourth quarter of 2008 and it is planned for completion by the first quarter of 2010. Pre-sale of the first phase residences is scheduled for mid-2009.

In Yixing, another city in Jiangsu Province, a prime site of about 400,000 square feet was acquired in July 2007 at RMB158 million. Just a bridge away from the bustling city centre, its tranquil location in an island of Yicheng has created a both convenient and comfortable living ambience. Foundation work will soon commence and there will be about 700,000 square feet of high-end apartments, town houses, resident clubhouse and commercial facilities to be completed in the third quarter of 2010. Marketing of this project is scheduled for mid-2009.

In September 2007, the Group bought another piece of land of about 5,600,000 square feet in the eastern suburb of Yixing at about RMB1,016 million. Located on the lake front in the city's Donggui New District, the project will have a gross floor area of 9,000,000 square feet made up of luxury residences with low and high rise apartments. Construction will commence by early 2009 and the project will be completed in four phases, with the first phase of about 800,000 square feet of residences scheduled for completion in the second quarter of 2010. Marketing of this first phase residences is scheduled for the third quarter of 2009.

In October 2007, the Group's joint venture company made a successful bid for a land lot of about 500,000 square feet in Qixia District of Nanjing, the capital city of Jiangsu Province, at a consideration of RMB558 million. Located in the downtown with massive improvement works, including clearance of sites for public amenity and the extension of the main roads leading to the existing Maigaoqiao subway station, in the neighbourhood, this prime site is earmarked for luxurious residential development with a total gross floor area of about 900,000 square feet, complemented by commercial area and community facilities such as healthcare, cultural and sports centre. Construction will commence by the first quarter of 2009 and it is scheduled for single-phased completion by the fourth quarter of 2010. The Group owns a 90.1% stake of this project.

In September 2007, the Group won the bid for a land parcel of about 190,000 square feet in the downtown of Shenyang Finance and Trade Development Zone at a consideration of about RMB282 million. This, together with the adjacent land lot with a site area of about 310,000 square feet acquired in April 2007 at about RMB334 million, will be jointly developed into a landmark project to be known as Shenyang International Finance Centre. Located close to the subway station with the railway terminus in the proximity, this integrated complex will consist of three mega towers for offices, serviced apartments and a hotel resting on a four-level retail podium, providing an aggregate gross floor area of 5,700,000 square feet. Pei Partnership Architects, a firm closely associated with the world-renowned architect, I.M. Pei, has been appointed as the design architect for its 89-storey landmark tower, which will become the tallest office building in this capital city of Liaoning Province. For the rest of this project, the master layout will be designed by Aedas Limited, which is also the design architect for the Group's commercial and luxurious residential development in Suzhou. Foundation works are expected to commence in the second half of 2008.

In August 2007, a parcel of cleared land of about 3,730,000 square feet on the northern banks of Pu River in the Shenyang New District Development was acquired at about RMB525 million. Together with the land lot at the other side of the river with the total site area of about 4,100,000 square feet acquired earlier, a large-scale residential and commercial community will be developed. Upon completion, it will have a total gross floor area of about 15,500,000 square feet comprising town houses, low rise apartments and residential towers. Upon the completion of market research, preliminary planning and design will soon commence.

In Changsha, the capital city of Hunan Province, Kaifu District has benefited from the city's

development strategy to push northward. Its Gaoling area, with well-developed connections to the deepwater terminal, international airport, expressways and Beijing-Guangzhou railway line, emerged as the transportation hub as well as the logistics and commercial centre for the whole city. In October 2007, the Group's joint venture company acquired a land lot of around 3,900,000 square feet in Gaoling area at about RMB350 million. A total of about 5,800,000 square feet of high-end residences will be completed in phases, of which 55% is attributable to the Group.

In addition to the acquisitions of the above land lots, the Group has also made satisfactory progress in the following development projects during the period.

The comprehensive community development in Changsha, namely The Champion Arch, is the Group's first development project in the mainland's second-tier cities. Close to the Song Ya Lake of Xingsha Town, the Champion Arch is planned to have extensive water features and greenery, making it the most sought after residential community in town. There will be approximately 7,800,000 square feet of deluxe apartments, community facilities and amenities to be built in phases. Construction of the first 1,020 luxury residential units with a total residential gross floor area of about 1,300,000 square feet, together with over 100,000 square feet of commercial area, clubhouse and kindergarten, will commence soon with scheduled completion in the fourth quarter of 2009. Pre-sale of the first phase residences is planned for late 2008.

Another residential project of the Group in Changsha is located in the vibrant city centre close to the new Kaifu District Government Offices. On a 825,000-square-foot site surrounded by excellent road network and lush environment, a total residential gross floor area of 2,480,000 square feet will be built. Planning and design have already commenced. Preparation for construction works is underway.

In Xuzhou of Jiangsu province, the Xuzhou Lakeview Development is situated in the scenic Dalong Lake area close to the new headquarters of the municipal government. The project is being developed in four phases, with the first phase of 1,960,000 square feet of residences and a 60,000-square-foot commercial area scheduled for completion in early 2010. With the approval of the conceptual master layout plan which was prepared by Aedas Limited, construction will commence in mid-2008, whilst marketing for the first phase of residences is scheduled for the first quarter of 2009. The entire development will provide a total residential area of about 4,700,000 square feet and 600,000 square feet of commercial space upon completion by 2012.

Xian Chanhe East Development of Shaanxi Province, which is a 50/50 joint venture formed by the Group and Temasek Holdings (Private) Limited of Singapore, progressed well with the master layout plan already approved by the municipal government. Located within the scenic Chan Ba Ecological District with easy access to the city centre by the Third Ring Road East and subway, which are both under construction, this riverside community project will have a total gross floor area of over 33,000,000 square feet, of which nearly 90% is designated for residential use providing homes to 30,000 families upon full completion by 2013. The first phase of development is slated for pre-sale in October 2008 and, when completed by late 2009, will have a total attributable gross floor area of approximately 1,200,000 square feet with lush landscaping designed by Belt Collins International (HK) Limited, a firm best known for its extensive work in planned resort, residential and community design.

The Group has another residential project in Xian, the capital city of Shaanxi Province. Located at Jin Hua North Road on the main artery of Second Ring Road East with close proximity to the planned subway system, a rhythmic grouping of apartment towers of 31 to 50 storeys will be built around its spacious greenery and resident clubhouse, offering spectacular views to 3,000 households. Together with the street-level shops along the Second Ring Road East, the entire project will have a

total gross floor area of 4,200,000 square feet upon one-phased completion by late 2009. Construction is scheduled to commence in mid-2008 and pre-sale will begin in the second half of 2008.

In Chongqing, one of the four provincial-level municipalities in mainland China, the Group also has two spectacular projects so as to cater to different customer preferences and to benefit from scale economy. For the Nan'an District Riverside development, a prime site on the banks of Yangtze River will be developed into 2,800 high-end residences, supported by a shopping centre, a kindergarten and clubhouse facilities. Adjacent to a scenic park, the project providing a total gross floor area of about 4,000,000 square feet will be completed in phases and the site works for the first phase of about 1,500,000 square feet of development will commence by late 2008 with scheduled completion by the second quarter of 2010. Pre-sale of the first phase residences is scheduled for the third quarter of 2009.

The project in Erlang Phoenix Area, the Group's another integrated community development in Chongqing, is located on a site next to the Chengdu-Chongqing Expressway with scenic attractions such as Caiyun Lake and Taohua Brook in the proximity. Comprising residential apartments, clubhouse, kindergarten and shopping facilities, this comprehensive community will have a total gross floor area of over 2,800,000 square feet, providing homes to 2,000 families on completion. Construction for the Phase I development will kick off by late 2008, providing a total gross floor area of about 480,000 square feet upon its completion by late 2009. Marketing of the first phase residences is planned for the second quarter of 2009.

Expected completion schedule

Project name and location	**Group's share of developable gross floor area (million square feet)***
For the year ending 30 June 2008	
World Financial Centre, Chao Yang District, Beijing	2.1
Hengli Bayview, Liwan District, Guangzhou	1.7
	3.8
For the year ending 30 June 2009	
130-2 Tianmu Road West, Zhabei District, Shanghai	0.4
	0.4
For the year ending 30 June 2010	
Lot 155, Nanjing Road East, Huangpu District, Shanghai	0.7
Phase 1, The Champion Arch, Xingsha Town, Changsha	1.3
Phase 1, Xuzhou Lakeview Development	2.0
Phase 1, Xian Chanhe East Development	1.2
Project in Second Ring Road East, Xian	4.2
Phase 1, Residential Project in Xiangcheng District, Suzhou	1.0
Phase 1, Puhe New District, Shenyang	1.5
Phase 1, Nan'an District Riverside Development, Chongqing	1.5
Phase 1, Project in Erlang Phoenix Area, Chongqing	0.5
Phase 1, Project in Donggui New District, Yixing	0.8
	14.7

* *Excluding basement areas and carparks*

Apart from the above projects, the Group is entering into the final phase for the acquisition for a further 35,000,000 square feet of developable floor area, for which agreements have been reached. With the probable completion of the formalities for the land acquisition by the end of 2008, the Group's development land bank in mainland China will increase to over 150,000,000 square feet.

Acquisition of Henderson Investment Limited's Interests in The Hong Kong and China Gas Company Limited

On 2 October 2007, the Company and Henderson Investment Limited ("Henderson Investment") entered into an agreement providing for the acquisition by the Company of Henderson Investment Group's entire interests in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), representing approximately 39.06% of the total issued share capital of Hong Kong and China Gas. The consideration for the acquisition comprised (i) the issue to Henderson Investment of a share entitlement note (the "Share Entitlement Note"), which conferred on the holder the right to call for the issue by the Company of 636,891,425 shares of the Company (including entitlement to the Company's final dividend for the year ended 30 June 2007); and (ii) approximately HK$3,707 million in cash. On 7 November 2007, the Company agreed to increase the cash consideration for the acquisition by approximately HK$3,121 million as an additional incentive to the shareholders of Henderson Investment.

As part of the transaction which was completed on 17 December 2007, a distribution in specie per Henderson Investment share of the entitlement to 0.209 share of the Company allotted under the Share Entitlement Note and a cash distribution of HK$1.03 per Henderson Investment share was made by Henderson Investment to its shareholders. After the share premium reduction of Henderson Investment became unconditional, a further cash distribution of HK$1.21 per Henderson Investment share was made by Henderson Investment to its shareholders on 25 January 2008. Following completion of the transaction, Henderson Investment remains as a listed company with its subsidiaries focusing on the infrastructure business in mainland China.

The Company paid an aggregate cash consideration of approximately HK$6,828 million, in addition to the Share Entitlement Note, to Henderson Investment and in return, the Company received by way of the cash distributions a sum of approximately HK$4,638 million. Under the terms of the Share Entitlement Note, which conferred on the holder the right to call for the issue by the Company of 636,891,425 shares of the Company, the Company's entitlement to up to 432,729,035 shares of the Company was cancelled upon distribution to the Company and the shares relating thereto were not allotted. Accordingly, only 204,162,390 shares of the Company were allotted to the shareholders of Henderson Investment other than the Company and its subsidiaries. The 204,162,390 shares represented approximately 10.51% of the Company's then existing issued share capital and about 9.51% of its issued share capital as enlarged by the issue of such shares.

Henderson Investment Limited

For the six months ended 31 December 2007, the unaudited consolidated profit of this group attributable to equity shareholders amounted to HK$35,331 million, representing an increase of HK$33,379 million over that for the same period of the last financial year.

Excluding the profit for the period from discontinued operations of HK$35,265 million (following the disposal of its entire interest in 2,366,934,097 shares of Hong Kong and China Gas to the Company), the profit attributable to equity shareholders of this company for the six months ended 31 December 2007 from continuing operations, which comprised mainly infrastructure business in mainland China, amounted to HK$66 million, representing a decrease of HK$56 million or 46% from the same period in the last financial year. This was mainly attributable to the fact that less bank interest income had been earned during the period subsequent to its cash distribution of HK$15,237 million (or HK$5 per share) to shareholders in June 2007.

This group's infrastructure business comprises interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road, which are both held through China Investment Group Limited except

for certain shareholdings in the toll bridge which the Henderson Investment Group holds directly. In September 2007, the Henderson Investment Group acquired the remaining 35.94% interest in China Investment Group Limited for a cash consideration of approximately HK$145 million, making it a wholly-owned subsidiary. The Henderson Investment Group's effective interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road have thus increased to 60% and 49% respectively.

During the period under review, toll revenue for Hangzhou Qianjiang Third Bridge rose by 110% to HK$101 million reflecting the increased traffic volumes following the completion of major repair and maintenance work in October 2006, whilst toll revenue for Maanshan City Ring Road also grew by 12% to HK$28 million.

Associated Companies

The Hong Kong and China Gas Company Limited reported HK$9,269.6 million in profit after taxation attributable to shareholders for the year ended 31 December 2007, which comprised a HK$2,235.7 million one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited ("Panva Gas", stock code: 1083) by way of asset injection, HK$2,775.0 million (2006: HK$1,779.4 million) from its share of profits arising from the sale of units at Grand Promenade, Grand Waterfront and King's Park Hill property development projects, as well as HK$1,460.4 million (2006: HK$858.8 million) from its share of revaluation surplus from two investment properties, namely, the International Finance Centre complex and Grand Waterfront.

Following the acquisition of Panva Gas as an associated company in early March 2007, Panva Gas was renamed as Towngas China Company Limited ("Towngas China") on 23 May 2007. The well-recognized and reputable brand name "Towngas" in Chinese has been adopted by Hong Kong and China Gas for its mainland city-gas businesses.

In mid-2007, Towngas China raised approximately HK$700 million by way of an open offer of one offer share for every ten shares. This increased the number of Towngas China shares held by Hong Kong and China Gas to approximately 850 million shares and provided an additional capital injection of approximately HK$300 million to Towngas China. Following a further acquisition of approximately 37 million shares, Hong Kong and China Gas currently holds approximately 890 million Towngas China shares, or approximately 45.4% of its interest.

During the year under review, Hong Kong and China Gas invested HK$1,595.2 million in pipelines and facilities in Hong Kong and the mainland. At 31 December 2007, its network system was revalued at a fair market value of HK$25,800 million.

(I) GAS BUSINESSES IN HONG KONG

In Hong Kong, the volume of residential gas sales decreased slightly by 1.6%, whereas the volume of commercial and industrial gas sales increased by 2.1%. Overall, total volume of gas sales in Hong Kong for 2007 remained at a similar level to 2006. As at the end of 2007, the number of customers was 1,646,492, an increase of 23,844 over 2006.

A 19 km pipeline for the transport of landfill gas from the North East New Territories ("NENT") landfill site to Tai Po gas production plant was completed and commissioned in early 2007. Construction of a 24 km transmission pipeline in the eastern New Territories was also at the completion stage. Laying of a 15 km pipeline to bring natural gas from Tai Po to Ma Tau Kok gas production plant has now started. Construction of a 9 km pipeline in the western New Territories is also under way.

(II) BUSINESS DEVELOPMENT IN MAINLAND CHINA

Hong Kong and China Gas's first coalbed gas liquefaction joint venture project started in early July 2007 in Jincheng, Shanxi province; commissioning is anticipated by mid-2008. In September 2007, a further joint venture agreement relating to the second phase of this project was concluded to increase the production capacity of liquefied coalbed gas.

In early 2007, Hong Kong and China Gas also established its first energy exploitation joint venture in Jilin province. For the midstream energy projects, in addition to the high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, it also established a new joint venture in 2007 that invested in the construction of natural gas pipelines and the exploitation of oil resources in Jilin province.

During the year, Hong Kong and China Gas further concluded joint venture agreements to invest in piped city-gas projects in Chao An, Guangdong province and Fengcheng, Jiangxi province. The gas market is substantial in both cities because of their prosperous ceramic industries, whilst for the project in Chao An, it will use the above-mentioned liquefied coalbed gas from Shanxi province as its major gas source.

The acquisition of Towngas China in March 2007 injected an additional 25 piped city-gas projects into the Hong Kong and China Gas Group. During the year, new projects were also concluded by Towngas China in Qijiang County in Chongqing, Mianyang in Sichuan province and Gongzhuling in Jilin province, bringing the Hong Kong and China Gas Group's piped city-gas projects to 65 in mainland cities spread across 14 provinces/municipalities.

Hong Kong and China Gas operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. Including Towngas China, Hong Kong and China Gas Group currently has a total of 77 projects spread across 16 provinces/municipalities, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector and natural gas filling stations.

(III) ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES OF ECO

From January 2008, ECO Environmental Investments Limited and its subsidiaries (together known as "ECO") will spearhead Hong Kong and China Gas's business objectives to develop emerging energy and environmentally-friendly businesses in Hong Kong and the mainland.

Revenue from ECO's dedicated liquefied petroleum gas filling stations in Hong Kong increased in 2007. NENT landfill gas treatment facility was commissioned in early 2007 and the treated landfill gas is transported to Tai Po gas production plant via a 19 km pipeline to partially substitute for naphtha as a fuel for town gas production. In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38 and this project is on schedule and commissioning is expected in early 2010. In the mainland, ECO manages the construction and operation of several compressed natural gas filling stations in Shaanxi province and these stations are expected to be commissioned in mid-2008.

(IV) PROPERTY DEVELOPMENTS

In late August 2007, newly completed flats of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, were launched to promote further sales and on-site show flats were provided for viewing. Hong Kong and China Gas is entitled to 73% of the net sales proceeds of the residential portion of the project. Residential occupancy started in May 2007. The commercial area of the project is approximately 150,000 square feet. Rental of the commercial area started in the second half of 2007. Meanwhile, Hong Kong and China Gas also has a 50% interest in the Grand Promenade property development project at Sai Wan Ho and an approximately 15.8% interest in the International Finance Centre.

Looking ahead, as a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of its customers. Hong Kong and China Gas anticipates an increase of about 25,000 new customers and a slight growth in gas sales volume in Hong Kong during 2008. For its mainland businesses, it will develop upstream, midstream, downstream and emerging energy markets at a faster rate on account of their promising prospects.

Hong Kong Ferry (Holdings) Company Limited reported a profit attributable to shareholders of HK$385 million for the year ended 31 December 2007, representing an increase of 216% over that of HK$122 million in 2006. Its profits for the year were mainly derived from the sales of the remaining residential units of Metro Harbour View and MetroRegalia, as well as returns from financial investment.

During the year, this group recorded an operating profit of approximately HK$61.8 million and approximately HK$44 million respectively from the sale of 73 residential units of Metro Harbour View and 47 residential units of MetroRegalia. At 31 December 2007, 6 residential units of Metro Harbour View and 12 residential units of MetroRegalia remained available for sale. On the property investment front, rental income from Metro Harbour Plaza, the commercial arcade of Metro Harbour View, amounted to HK$31 million, whilst the shops of MetroRegalia also contributed a rental income of HK$800,000 for the year. Their occupancy rates were both 96% after taking into account the committed tenancies at the end of the year.

Shining Heights, the residential-cum-commercial property at West Kowloon formerly known as 222 Tai Kok Tsui Road, was undergoing interior work; it will provide a total gross floor area of approximately 320,000 square feet when ready for occupancy by the end of 2008. Construction for No. 6 Cho Yuen Street, Yau Tong, which has gross floor area of approximately 140,000 square feet for residential use and 25,000 square feet for non-residential use respectively, also progressed well and it is scheduled to be completed in early 2009.

Turnover of its Harbour Cruise Operations and Shipyard Operations increased by 19% and 40% respectively, whilst the result of Hotel Business also recorded satisfactory growth.

The expected sale of the residential units of Shining Heights in the fourth quarter of 2008, together with the sale of the remaining units in Metro Harbour View and MetroRegalia, will be the main source of income for Hong Kong Ferry in the coming year.

Miramar Hotel and Investment Company, Limited recorded HK$213 million in unaudited profit attributable to shareholders for the six months ended 30 September 2007. Excluding the increase in the fair value of its investment properties, the unaudited profit before taxation amounted to HK$201 million, representing an increase of 13%.

For its flagship Hotel Miramar, the transformation process began in the period under review with its corporate and administrative offices having been moved from their previous location in the Hotel Miramar to the nearby Miramar Office Tower. This move has enabled an entire floor of the Hotel to be vacated for redevelopment, allowing the Hotel to expand its facilities and services. With the completion of the overhaul of the Grand Ballroom in August 2007, more events such as wedding banquets were booked to be held there, thus bringing significantly higher returns to the Miramar Group. The total hotel make-over is expected to be completed by the end of 2008.

With healthy demand for quality office and retail space, Miramar's property investment arm achieved satisfactory growth for the period. It has begun renovations of its Miramar Office Tower and its plans to renovate the Miramar Shopping Arcade would be co-ordinated to align with the construction of the proposed MTR access tunnel, estimated to be completed in 2012. Miramar's property development and sales division in the US sustained a minor loss due to the fact that no land sales were effected during the period.

For the overall food and beverage operation, chefs from Miramar's restaurants picked up a number of accolades at the recent "Best of the Best" Culinary Awards organized by the Hong Kong Tourism Board. The recent signing on of a renowned chef for Cuisine Cuisine has seen the restaurant's menu extended together with an improvement on the average per-head spending. Offering a range of synergies with other activities of Miramar Group, the travel business achieved a substantial increase in turnover for the period under review.

Review of results

The following discussions should be read in conjunction with the Company's unaudited condensed interim financial statements for the six months ended 31 December 2007.

Turnover and profit

	Turnover		***Contribution from operations***	
	Six months ended 31 December		***Six months ended 31 December***	
	2007	*2006*	***2007***	*2006*
	HK$ million	HK$ million	**HK$ million**	HK$ million
Business segments				
- Property development	**6,253**	2,715	**2,021**	1,155
- Property leasing	**1,291**	1,220	**854**	773
- Construction	**114**	78	**(6)**	33
- Infrastructure	**129**	73	**88**	43
- Hotel operation	**104**	73	**35**	29
- Other businesses	**518**	366	**187**	77
	8,409	4,525	**3,179**	2,110

	Six months ended 31 December	
	2007	*2006*
	HK$ million	HK$ million
Profit attributable to equity shareholders of the Company		
- including the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**9,188**	3,793
- excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**3,758**	2,427

The Group recorded a growth in the turnover for the six months ended 31 December 2007 of HK$3,884 million, or 86%, to HK$8,409 million (2006: HK$4,525 million). The growth was contributed mainly by the property development business segment which benefited from the strong performance of the Hong Kong property market during the period.

Profit attributable to equity shareholders of the Company for the six months ended 31 December 2007, excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities, amounted to HK$3,758 million (2006: HK$2,427 million), representing an increase of HK$1,331 million, or 55%, over that for the same period in the last financial year. Such increase was mainly attributable to the increased profit contributions from the Group's property development, property leasing and infrastructure businesses, as well as the gains on disposal of certain property interests of the Group during the period.

Discussions on the major business segments are set out below.

Property development

Revenue from property development for the six months ended 31 December 2007 amounted to HK$6,253 million (2006: HK$2,715 million), representing an increase of HK$3,538 million, or 130%, over that for the same period in the last financial year. This was mainly attributable to the sales of various property development projects during the period, including The Beverly Hills Phase I, Grand Waterfront, The Sherwood, CentreStage, CentrePlace and Midas Plaza. Accordingly, profit contribution reached HK$2,021 million (2006: HK$1,155 million), representing an increase of HK$866 million, or 75%, over that for the same period in the last financial year.

During the six months ended 31 December 2007, the Group's share of pre-tax profit contributions from subsidiaries, associates and jointly controlled entities in relation to property development segment amounted to HK$2,021 million (2006 : HK$1,155 million), HK$1,210 million (2006: HK$894 million) and HK$430 million (2006 : HK$160 million), respectively.

Property leasing

Revenue from property leasing for the six months ended 31 December 2007 amounted to HK$1,291 million (2006: HK$1,220 million), representing an increase of HK$71 million, or 6%, over that for the same period in the last financial year. The growth was mainly attributable to the increase in the average rental rates for new leases and lease renewals for investment properties in Hong Kong during the period. Profit contribution from property leasing for the period amounted to HK$854 million (2006: HK$773 million), representing an increase of HK$81 million, or 10%, over that for the same period in the last financial year.

Taking into account the Group's share of leasing revenue from investment properties owned by subsidiaries, associates and jointly controlled entities, gross revenue from property leasing attributable to the Group amounted to HK$1,886 million (2006: HK$1,691 million), representing an increase of HK$195 million, or 12%, over that for the same period in the last financial year.

During the six months ended 31 December 2007, the Group's share of pre-tax net rental income from investment properties owned by the subsidiaries, associates and jointly controlled entities (before any changes in fair value of investment properties and related deferred taxation) amounted to HK$854 million (2006: HK$773 million), HK$162 million (2006: HK$136 million) and HK$303 million (2006: HK$230 million), respectively.

Construction

The Group principally engages in construction contracts for property development projects in which the Group participates, including property development projects undertaken by the Group's associates and jointly controlled entities. During the six months ended 31 December 2007, turnover from construction activities increased by 46% to HK$114 million (2006: HK$78 million) which mainly reflects the increased activity of construction work undertaken during the period for a major property development project, when compared with that for the same period in the last financial year. The construction segment reported an operating loss of HK$6 million during the period (2006: Operating profit contribution of HK$33 million, which is mainly attributable to the write back of over-provision for direct costs during the corresponding six-month period ended 31 December 2006 in relation to direct costs incurred prior to that period).

Infrastructure

Infrastructure projects in mainland China reported a turnover of HK$129 million for the six months ended 31 December 2007 (2006: HK$73 million), representing an increase of HK$56 million, or 77%, over that for the same period in the last financial year. This was mainly attributable to the increase in traffic volume of a toll bridge in Hangzhou following the completion of major repairs and maintenance work in October 2006. Profit contribution from this business segment for the period increased by HK$45 million, or 105%, to HK$88 million (2006: HK$43 million).

Hotel operation

Following the commencement of commercial operations of Newton Place Hotel in Kwun Tong in July 2007, revenue and profit contribution from hotel operation for the six months ended 31 December 2007 increased to HK$104 million (2006: HK$73 million) and HK$35 million (2006: HK$29 million), respectively.

Other businesses

Other businesses comprise mainly provision of finance, department stores operations, investment holding, project management, property management, agency services and provision of cleaning and security guard services, which altogether reported a turnover of HK$518 million for the six months ended 31 December 2007 (2006: HK$366 million), representing an increase of HK$152 million, or 42%, over that for the same period in the last financial year. The growth in the turnover was contributed mainly by the department stores operations, the provision of project management services and the proceeds from disposal of a property held for development of the Group during the period. Accordingly, profit contribution from other businesses for the period increased by HK$110 million, or 143%, to HK$187 million (2006: HK$77 million).

Associates

The Group's share of post-tax profits less losses of associates during the period amounted to HK$1,934 million (2006: HK$1,620 million), representing an increase of HK$314 million, or 19%, over that for the same period in the last financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the associates during the period, the Group's share of the underlying post-tax profits less losses of associates for the period amounted to HK$1,460 million (2006: HK$1,353 million), representing an increase of HK$107 million, or 8%, over that for the same period in the last financial year.

In respect of the Group's three listed associates (namely, The Hong Kong and China Gas Company Limited ("HKCG"), Miramar Hotel and Investment Company, Limited ("Miramar") and Hong Kong Ferry (Holdings) Company Limited ("HK Ferry")), the Group's aggregate share of their post-tax profits for the period amounted to HK$1,638 million (2006: HK$1,462 million), representing an increase of HK$176 million, or 12%, over that for the same period in the last financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by these three listed associates during the period, the Group's share of the underlying post-tax profits of these three listed associates amounted to HK$1,257 million (2006: HK$1,242 million), representing an increase of HK$15 million, or 1%, over that for the same period in the last financial year. During the six months ended 31 December 2007, the Group recorded (i) an increase in share of profit from HK Ferry by HK$63 million for the reason of increased profit contribution from financial income and investment income; and (ii) an increase in share of profit from Miramar by HK$13 million for the reason of increased profit contribution from property leasing business, the aggregate effect of which is partially offset by a decrease in share of profit from HKCG by HK$61 million due to the decrease in net realized and unrealized gains and interest income on financial assets at fair value during the period when compared with the same period in the last financial year.

Jointly controlled entities

The Group's share of post-tax profits less losses of jointly controlled entities which are mainly engaged in property development and property investment activities amounted to HK$2,198 million (2006: HK$1,332 million), representing an increase of HK$866 million, or 65%, over that for the same period in the last financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the jointly controlled entities during the period, the Group's share of the underlying post-tax profits less losses of jointly controlled entities amounted to HK$581 million (2006: HK$453 million), representing an increase of HK$128 million, or 28%, over that for the same period in the last financial year. Such increase was mainly attributable to the increase in the Group's share of profit arising from the sale of Grand Promenade.

Finance costs

Finance costs recognised as expenses for the six months ended 31 December 2007 were HK$269 million (2006: HK$295 million). Finance costs before interest capitalisation for the period were HK$574 million (2006: HK$551 million). During the period, the Group's effective borrowing rate ranged between 4.73% to 5.67% per annum (2006 : 4.33% to 4.57% per annum) .

Revaluation of investment properties

The Group recognised a revaluation gain on its investment properties (before deferred taxation and minority interests) of HK$4,153 million (2006: HK$752 million) in the consolidated profit and loss account for the six months ended 31 December 2007.

Issue of new shares

As referred to in the paragraph headed "Material acquisitions and disposals" below, for the purpose of financing the Group's acquisition of interest in HKCG from Henderson Investment Limited ("HIL"), a subsidiary of the Company whose shares are listed on The Stock Exchange of Hong Kong Limited, the Company issued 204,162,390 new ordinary shares at a price of HK$67.50 per ordinary share on 17 December 2007.

Financial resources and liquidity

External borrowings

On 25 July 2007, the Group issued loan notes (the "Notes") which in aggregate amounted to HK$3,313 million at 31 December 2007. The Notes comprised five tranches for an aggregate amount of US$325 million (equivalent to HK$2,534 million at 31 December 2007) and one tranche in the amount of £50 million (equivalent to HK$779 million at 31 December 2007). These tranches bear fixed interest rates (except for one tranche in the amount of US$10 million which bears floating interest rate) and have maturity periods of between seven to fifteen years. The issue of the Notes extended the debt maturity profile of the Group at 31 December 2007.

Maturity profile and interest cover

At 31 December 2007, the aggregate amount of the Group's bank and other borrowings amounted to approximately HK$29,378 million (30 June 2007: HK$18,270 million), the vast majority of which was unsecured. The maturity profile of the bank and other borrowings, the cash and bank balances and the gearing ratio of the Group were as follows:

	At 31 December 2007 **HK$ million**	*At 30 June 2007* HK$ million
Bank and other borrowings repayable:		
- Within 1 year	**2,956**	3,007
- After 1 year but within 2 years	**5,681**	1,325
- After 2 years but within 5 years	**17,428**	13,938
- After 5 years	**3,313**	-
Total bank and other borrowings	**29,378**	18,270
Less: Cash and bank balances	**(12,098)**	(9,520)
Net bank and other borrowings	**17,280**	8,750
Shareholders' funds	**114,872**	92,219
Gearing ratio (%)	**15.0%**	9.5%

Gearing ratio is calculated based on the net bank and other borrowings and shareholders' funds of the Group as at the balance sheet date. The Group's gearing ratio increased from 9.5% as at 30 June 2007 to 15.0% as at 31 December 2007, which is attributable mainly to the combined effect of the increase in the Group's net borrowings during the period, the enlargement in the capital base as a result of the Company's issue of new shares and the Group's profit attributable to equity shareholders for the period.

The interest cover of the Group is calculated as follows:

	Six months ended 31 December	
	2007 **HK$ million**	*2006* HK$ million
Profit from operations (before changes in fair value of investment properties) plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (before taxation)	**5,423**	3,909
Interest expense (before interest capitalisation)	**552**	534
Interest cover (times)	**10**	7

During the period, the Group demonstrated a strong ability in servicing its interest payments.

With abundant banking facilities in place and the recurrent income generation from its operations, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group is exposed to interest rate and foreign exchange risks. To efficiently and effectively manage these risks, the Group's financing and treasury activities were centrally co-ordinated at the corporate level. As a matter of policy, all transactions in derivative financial instruments are undertaken for risk management purposes only and no derivative financial instruments are held by the Group for speculative purposes.

The Group conducts its businesses primarily in Hong Kong with the related cash flows, assets and liabilities being denominated mainly in Hong Kong dollars ("HKD"). The Group's primary foreign exchange exposure arises from its property developments and investments in mainland China, which are denominated in Renminbi ("RMB"), and the Notes, which are denominated in United States dollars and Sterling.

In respect of the Group's operations in mainland China, apart from its capital contributions and, in some cases, loan contributions to projects which are denominated in RMB and are not hedged, the Group endeavours to establish a natural hedge by maintaining an appropriate level of external borrowings in RMB. In respect of the Notes, during the period, the Group entered into swap contracts with certain counterparty banks. The purpose of the swap contracts is to enable the Group to hedge against the interest rate risk and foreign exchange risk which may arise during the period between the issue date and the maturity date in respect of the entire amount of each tranche of the Notes. As a result, the Group does not expect any significant interest rate risk and foreign exchange risk exposures in relation to the Notes.

Material acquisitions and disposals

Pursuant to an agreement dated 2 October 2007 (as supplemented by a supplemental agreement dated 7 November 2007) entered into between the Company and HIL, the Company acquired HIL's entire interest in HKCG (the "HKCG Interest") for a consideration of HK$50,264 million. Completion of the acquisition took place on 17 December 2007 ("Completion Date"). The consideration payable by the Company to HIL comprised (i) the issue to HIL of the share entitlement note which conferred on the holder thereof the right to call for the issue by the Company of 636,891,425 new ordinary shares at the closing share price on the Completion Date (including entitlement to the Company's final dividend for the year ended 30 June 2007); and (ii) cash of HK$6,828 million. During the period, the Group recorded a goodwill arising from the acquisition of the HKCG Interest in the amount of HK$10,727 million, which is accounted for under the Group's interest in associates.

Save as disclosed above, the Group did not undertake any significant acquisition or disposal of assets or subsidiaries outside its core businesses during the period.

Charge on assets

Assets of the Group were not charged to any third parties at 30 June 2007 and 31 December 2007, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructure projects in mainland China were secured by the Group's toll highway operation rights. At 31 December 2007, the outstanding balance of the Group's secured bank loans was HK$6 million (30 June 2007: HK$29 million).

Capital commitments

At 31 December 2007, capital commitments of the Group amounted to HK$9,557 million (30 June 2007: HK$7,652 million).

Contingent liabilities

At 31 December 2007, the Group's contingent liabilities amounted to HK$274 million (30 June 2007: HK$58 million).

Employees and remuneration policy

At 31 December 2007, the Group had approximately 7,200 (30 June 2007: 7,200) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and education subsidies.

Total staff costs for the six months ended 31 December 2007 amounted to HK$666 million (2006: HK$531 million).

PROSPECTS

The subprime crisis in the United States has caused major losses to the global finance industry, resulting in the need for some banks to be re-capitalised. Thus, their lending capacity has been curtailed and the lending standards of banks as a whole tightened. The resulting credit crunch and deleveraging may put global economy at stake, with the United States on the verge of recession. Of late the Federal Reserve Bureau made further drastic cuts to interest rates and injected significant liquidity to the market, leading to an abatement to the panic in the finance industry in the United States and Europe as well as to the tight credit spreads. It remains to be seen where their economies are finally heading for.

At the same time, mainland China has introduced austerity measures to cool the overheated economy and to combat inflation, with a slightly reduced target for GDP growth of 8% for the current year. The overall condition of the mainland economy is comparatively better than the other world economies. In Hong Kong, the forecast in the recent Government Budget of annual GDP growth is four to five per cent for 2008 and an average of 4.5% for the period 2009 to 2012, all in real terms. The Hong Kong Government has also proposed to return wealth to the people, making use of its high fiscal surplus.

With the current low interest rate environment, as well as the generous concessions and tax cuts offered by the Government, end-users are attracted to the local property market. The Group will launch a number of its residential development projects such as The Beverly Hills (Phase 3), Nos. 11-12 Headland Road, 33 Lai Chi Kok Road, as well as the projects in Tong Yan San Tsuen and Fanling Sheung Shui Town Lot 231. Non-residential projects including Win Plaza and 52 Hung To Road, following the successful sale of Midas Plaza in the same district of Kowloon East, will also be marketed. They are expected to bring significant revenue to the Group.

Satisfactory performance is anticipated from the Group's investment property portfolio in Hong Kong, particularly for the International Finance Centre, in light of the higher rents for new lettings and lease renewals. Rentals for shopping centres are expected to rise further mainly because of the upbeat consumption sentiment and growing number of inbound tourists, whereas the continued demand growth from the various sectors and the tight supply in the core business districts also point to further firming up of office rents. With the addition of Kwun Tong 223, which was completed in December 2007 providing over 1.0 million square feet of Grade-A office space, the Group's investment property portfolio in Hong Kong has been expanded to a total attributable gross floor area of 9.3 million square feet with a more optimal composition. The rental income base is thus also strengthened.

In mainland China, the Group's rental income is also set to rise. World Financial Centre, an international grade-A office complex in Beijing with Cesar Pelli as its design architect, will soon be completed before the Opening of the 2008 Beijing Olympics, whilst the existing rental properties such as Grand Gateway Office Tower II and Hengbao Plaza are also expected to report higher income with improved occupancy.

In a bid to steer the mainland property market towards a healthy track of sustainable growth, more macroeconomic controls have been introduced by the Central Government. We welcome these developments. Having built a sizeable land bank in mainland China, the Group will now push ahead for its developments in earnest so as to realize their potential. The recently completed Hengli Bayview in Guangzhou is an example of a profitable development for the Group.

With the enlarged capital base and the streamlined corporate structure as a result of the group reorganizations, the Group will now directly benefit from a higher contribution from the Group's

listed associates, in particular Hong Kong and China Gas. Their contributions, together with rising income from the expanding rental portfolio, form a solid recurrent income base for the Group. Meanwhile, the sizeable proceeds from property sales and the relatively low gearing, coupled with the wide and diversified market coverage by having dual earnings growth drivers in Hong Kong and mainland China, have all enabled the Group to tackle the challenges ahead. In the absence of unforeseen circumstances, the Group's performance in the current financial year will be satisfactory.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 27 March 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.